Filed Pursuant to Rule 433
Registration No. 333-223128
January 6, 2020
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 6, 2020)

Issuer:	The Southern Company
Security:	Series 2020A 4.95% Junior Subordinated Notes due January 30, 2080
Format:	SEC Registered
Trade Date:	January 6, 2020
Expected Settlement Date:	January 9, 2020 (T+3)
Listing:	Expect to apply to list on the New York Stock Exchange; if approved for listing, trading expected to begin within 30 days of issuance
Expected Ratings:*	Baa3 (Stable)/BBB (Negative)/BBB- (Negative)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,000,000,000
Over-allotment Option:	None
Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Initial Public Offering Price:	$25.00 per security
Purchase Prices:	$24.2125 per security (for sales to non-institutions) $24.50 per security (for sales to institutions)
Maturity Date:	January 30, 2080
Coupon:	4.95%
Optional Deferral:	Up to 40 consecutive quarterly periods per deferral
Optional Redemption:	Redeemable, in whole or in part, on or after January 30, 2025 at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	Prior to January 30, 2025, at any time at 101% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	Prior to January 30, 2025, at any time at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, beginning on April 30, 2020
CUSIP/ISIN:	842587 800/US8425878001
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC
Senior Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Rating Agency Event” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated January 6, 2020.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0776, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-800-584-6837, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.